UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NEXTGEN BIOSCIENCE INC.
(Exact name of registrant as specified in its corporate charter)

000-51935
Commission File No.

NEVADA	Not Applicable
(State of Incorporation)	(IRS Employer Identification No.)

Suite 3.19, 130 Shaftesbury Avenue, London, England
(Address of principal executive offices)

+44 (0) 20 7031 1189
(Issuer's telephone number)

INFRABLUE (US) INC.
(Former name if changed since last report)

NEXTGEN BIOSCIENCE INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This Information Statement is being mailed on or about November 1, 2007 to the holders of record, as of the close of business on October 26, 2007 (the “Record Date”), of shares of common stock, par value $0.001 per share (the “Common Stock”), of NextGen Bioscience Inc., formerly InfraBlue (US) Inc., a Nevada corporation (the “Company”).

1.        Asset Purchase Agreement

As disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007, we have entered into an asset purchase agreement dated October 12, 2007 (the “Asset Purchase Agreement”) with Oxon Life Science Limited (“Oxon”), a company incorporated pursuant to the laws of the British West Indies pursuant to which we agreed to purchase certain intellectual property assets and undertakings of Oxon relating to the development of therapies for treatment of certain types of cancer (the “Assets”) in consideration for 3,500,000 shares of our common stock. The Agreement contains representations, warranties and covenants of the parties customary for agreements of this type, including covenants of Oxon to conduct its business in the ordinary and normal course until the closing of the transaction, and covenants of the Company to complete a forward stock split of its outstanding shares of common stock on a four new shares for one old share basis (and a corresponding increase to the authorized common stock capital of the Company), as well as to change the name of the Company from InfraBlue (US) Inc. to NextGen Bioscience Inc. The forward stock split and name change were completed effective October 26, 2007.

The acquisition of the Assets constitutes a change in the principle business of the Company to a biotechnology company focused on the development and commercialization of novel therapeutic proteins that disrupt the advance of life-threatening cancers with a focus on prostate and breast cancer. Upon completion of the acquisition of the Assets, we plan to add two directors from Oxon to the board of directors of the Company. We anticipate that the closing of the acquisition of the Assets will take place on or about November 12, 2007. There is no assurance that the acquisition will be completed.

2.        Anticipated Changes to Our Board of Directors and Executive Officers

Our board of directors is currently comprised of Mitchell Johnson, who is also currently our only executive officer. In accordance with the Asset Purchase Agreement, two directors nominated by Oxon will be added to the board of directors of the Company, such that, upon completion of the acquisition of the Assets, the board will be comprised of the following persons:

Name	Position(s) with our Company
Mitchell Johnson	Corporate Development Officer and a director
Konstantinos Kardiasmenos	Chief Executive Officer, Chief Financial Officer and a director
David Cooper	Chairman and a director

In compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the foregoing changes to our board of directors cannot take effect until at least ten days after this Information Statement is mailed or delivered to all of our Company’s stockholders.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.        Voting Securities of the Company

On the Record Date, we completed a forward stock split of our authorized and issued common stock on a four new for one old share basis. As of the Record Date, we had 128,897,568 post-split shares (28,724,392 pre-split shares) of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

2.        Security Ownership of Certain Beneficial Owners and Management as of the Record Date

The following table sets forth certain information concerning the number of post-split shares of our common stock owned beneficially as of the Record Date by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our officers and directors, and (iii) our officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percentage of Common Stock(2)
Directors and Officers
Common Stock	Mitchell Johnson 44 Camelsdale Road Haslemere, Surrey GU27 3SQ, U.K.	5,667,468	4.93%
Common Stock	All executive officers and directors as a Group (one person)	5,667,468	4.93%
5% Shareholders
Common Stock	InfraBlue Inc. (3) PO Box 556, Main Street, Charlestown, Island of Nevis	7,107,588	6.19%
Common Stock	Keydata Technology Partnership 3 LLP (4) 4 Bedford Row, London, England	40,000,000	34.81%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)	The percentage of class is based on 114,897,568 shares of common stock issued and outstanding as of October 26, 2007.

(3)	Garth Hochong is the founder and director of InfraBlue Inc. and exercises voting and dispositive power over the shares held by InfraBlue Inc.

(4)	Stewart Ford is the administrating partner for KeyData Technology Partnership 3 LLP and exercises voting and dispositive power over the shares held by the Keydata Technology Partnership 3 LLP.

3.        Security Ownership of Certain Beneficial Owners and Management Following the Acquisition

The following table sets forth certain information concerning the number of post-split shares of our common stock that we expect will be owned beneficially immediately following the closing of the acquisition of the Assets by: (i) each person (including any group) expected by us to own more than five percent (5%) of any class of our voting securities, (ii) each of our current and proposed officers and directors, and (iii) our current and proposed officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percentage of Common Stock(1)
Directors and Officers
Common Stock	Mitchell Johnson 44 Camelsdale Road Haslemere, Surrey GU27 3SQ, U.K.	5,667,468	4.40%
Common Stock	Konstantinos Kardiasmenos (2) 4, Ptolemaion Str., Athens, Greece 11635	4,000,000	3.10%
Common Stock	David Cooper (2) 52 Queen Anne Street, London, England, W1G 8HL.	2,000,000	1.55%
Common Stock	All executive officers and directors as a Group (one person)	11,667,468	9.05%
5% Shareholders
Common Stock	InfraBlue Inc. (3) PO Box 556, Main Street, Charlestown, Island of Nevis	7,107,588	5.51%
Common Stock	Keydata Technology Partnership 3 LLP (4) 4 Bedford Row, London England	40,000,000	31.03%
Common Stock	Oxon Life Science Limited(5) Donegan, Zetlands, Nevis St. Kitts and Nevis, West Indies	14,000,000	10.86%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As disclosed below under the heading, “Voting Securities and Principal Shareholders – Changes in Control,” we expect that 128,897,568 shares of our common stock will be issued and outstanding immediately after the consummation of the acquisition of the Assets of Oxon.

(2)

This person is proposed for appointment as a director or officer of our Company upon completion of the acquisition of the Assets. In compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the proposed changes to our board of directors cannot take effect until at least ten days after this Information Statement is mailed or delivered to all of the Company’s shareholders.

(3)	Garth Hochong is the founder and director of InfraBlue Inc. and exercises voting and dispositive power over the shares held by InfraBlue Inc.

(4)	Stewart Ford is the administrating partner for KeyData Technology Partnership 3 LLP and exercises voting and dispositive power over the shares held by the Keydata Technology Partnership 3 LLP.

(5)	Lars Christiansen is the Director of Oxon Life Science Limited and exercises voting and dispositive power over these shares held by Oxon Life Science Limited.

4.        Changes in Control

There has not been a change in control of the Company since the beginning of the Company’s last fiscal year.

Effective October 26, 2007, all 28,724,392 issued and outstanding shares of our common stock were split on a four new for one old share basis, into 114,897,568 shares of common stock, and we changed our name from “InfraBlue (US) Inc.” to “NextGen Bioscience Inc.”. At closing, we expect to issue a total of 14,000,000 post-split shares of common stock to Oxon in consideration for the Assets.

The 14,000,000 post-split shares of our common stock to be issued to Oxon will represent approximately 11% of our then issued and outstanding shares.

We are not aware of any arrangement that might result in a change in control of the Company in the future.

DIRECTORS AND EXECUTIVE OFFICERS

Currently our sole director and executive officer is as follows:

Name	Position(s) with our Company
Mitchell Johnson	Director, President and Chief Executive Officer

We anticipate that effective upon the closing of the acquisition of the Assets, two additional directors and officers will be appointed and our directors and officers will be as follows. We expect that the closing will occur on or about November 12, 2007.

Name and Municipality of Residence	Age	Current Office with our Company	Director Since
Mitchell Johnson Haslemere, Surrey, UK	27	Corporate Development Officer and a director	August 31, 2005
Konstantinos Kardiasmenos Athens, Greece	31	Chief Executive Officer, Chief Financial Officer and a director	N/A

Name and Municipality of Residence	Age	Current Office with our Company	Director Since
David Cooper London, UK	56	Chairman and a director	N/A

The following is a description of the business backgrounds for our current director and officer and for each of the persons who are proposed for appointment as directors and officers of our Company following the acquisition of the Assets:

Konstantinos Kardiasmenos – Proposed Appointee as CEO, CFO and a director

Konstantinos Kardiasmenos holds a Bachelor Degree in Economics and Politics from the University of Essex, England and a DEUG (Higher Diploma) in Langues Etrangeres Appliquees en Droit et Economie from University of Nanterre X, Paris and passed the English FSA Exam for Futures and Options Representative. He was registered with IMRO shortly after passing the FSA Exam.

At Titan Capital Management Ltd. (a fund management company in London), he held the position of Investment Manager and specialized in structured finance until 2001. At PMG SA (Athens based venture capital Company), he was Risk Manager from 2001 until 2004, advising the board of investment opportunities. In 2004, Mr. Kardiasmenos founded an independent business consulting firm, which consults clients in the shipping and retail industry and has also founded a men’s clothes retail company. He is currently the Commercial Project Manager of Coca-Cola HBC in Athens. Mr. Kardiasmenos speaks and writes fluently in English, French, Greek, and is proficient in Spanish and Italian. Mr. Kardiasmenos will devote approximately 60% of his time to our business.

David Cooper – Proposed Appointee as Chairman and a director

David Cooper has thirty years experience in business development and corporate finance. His experience has been gained across a wide range of transactions and client projects. Mr. Cooper has a track record of success in the management and control of the full spectrum of business development and corporate finance activities for both emerging and major companies and has significant experience of both senior line and consulting roles. He has held senior positions in, and advises, leading international corporations, banks, holding groups and legal practices. He was the founder and from 1974 to date, has been a principal at DCA, a London based, independent business development and corporate finance practice focused in the new technology industries with an international clientele. He was the co-founder and from 2004 to date, has been a Partner at Quantum Capital Partners, which provides strategic and financial advice to high growth companies and helps its larger investment clients source, manage and exit investment positions. Mr. Cooper will devote approximately 60% of his time to our business.

Mitchell Johnson – Proposed Corporate Development Officer and a director

Mitchell Johnson is currently our president, chief executive officer and sole director. Mr. Johnson was appointed to our board of directors and as our president and chief executive officer on August 31, 2005, concurrent with the closing of our acquisition of our subsidiary, InfraBlue Ltd. Mr. Johnson has been the managing director of InfraBlue Ltd. since May 2004, and continues to serve in that capacity. From February 2003 to May 2004, Mr. Johnson was an account manager and sales executive with LDC Network Limited, a company engaged in the business of Java mobile gaming aggregation and distribution, with exclusive rights to games distribution in Europe for some of the top development companies in South Korea. At LDC Network Limited, Mr. Johnson was involved in the distribution of games to Vodafone, AT&T Wireless, T-Mobile, Yahoo, Lycos and other major media providers. From October 2002 to February 2003, Mr. Johnson was a sales executive with The Combined Insurance Company of America, a company engaged in the insurance business. From 1999 to 2002, Mr. Johnson studied for his Bachelor of Science (Hons) degree at the University of Wales Institute, Cardiff.

Mitchell Johnson devotes his efforts full-time to our business.

Significant Employees

We currently do not have and will not have any significant employees upon completion of the acquisition of the Assets, other than our executive officers.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the board.

Family Relationships

There are no family relationships among our current and proposed directors and officers.

Board Committees

Our board of directors is comprised of Mr. Mitchell Johnson. Our board of directors has not established an audit committee, nominating committee, compensation committee or any other committee. Accordingly, our board of directors presently performs the functions that would customarily be undertaken by such committees.

Our board of directors has determined that Mr. Mitchell Johnson, our sole director and officer, does not qualify as an “audit committee financial expert” as defined by the Rules of the SEC. Further, Mr. Johnson is not “independent” as that term in defined by Rule 121 of the American Stock Exchange Listings Standards as he is our sole executive officer in addition to being our sole director.

Involvement in Certain Legal Proceedings

None of our current or proposed directors or executive officers have been involved in any of the following events during the past five years:

1.        any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.        any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

3.        being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.        being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment or decision has not been reversed, suspended, or vacated.

Shareholder Communications

Our shareholders are able to send communications to our sole director and officer, Mr. Mitchell Johnson, at our offices set forth on the cover page of this Information Statement.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any of the following persons is a party adverse to the Company or has a material interest adverse to the Company: (a) any current director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company; (b) any person proposed for appointment or election as a director or officer of our Company; or (c) any affiliate of any such person.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;
  Any person proposed as a nominee for election as a director;
  Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
  Any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

Rebecca Poncini

Rebecca Poncini, our initial director and officer, acquired 500,000 shares of our common stock at a price of $0.001 per share. Rebecca Poncini paid a total purchase price of $500 for these shares on April 8, 2005.

Mitchell Johnson

Mitchell Johnson is currently our sole officer and director. Prior to our acquisition of InfraBlue Ltd., Mr. Johnson was the managing director and a shareholder of InfraBlue Ltd.. Under the share exchange agreement whereby we acquired InfraBlue Ltd. as our wholly-owned subsidiary, Mr. Johnson received 1,416,868 shares in our company in exchange for his shares in InfraBlue Ltd.. Upon the acquisition of InfraBlue Ltd., Mr. Johnson was appointed to replace Ms. Poncini as our sole officer and director.

Mitchell Johnson is party to an employment agreement with InfraBlue Ltd. dated April 1, 2004. In addition, pursuant to a letter agreement dated April 1, 2004, as amended on July 20, 2004, InfraBlue Ltd. appointed Mr. Johnson as a director and issued 245,000 ordinary shares to him. These shares were exchanged for 1,416,868 shares of our common stock upon completion of our acquisition of InfraBlue Ltd..

InfraBlue Inc. (formerly PublicLock Inc.)

InfraBlue Ltd.’s initial corporate activities were funded by InfraBlue Inc. InfraBlue Ltd. entered into a loan agreement dated October 4, 2004 with InfraBlue Inc. whereby InfraBlue Inc. agreed to extend a secured loan facility to InfraBlue Ltd. in the maximum amount of £150,000 ($267,405, based on the foreign exchange rate on October 4, 2004 of $1.7827:£1.0000) . As at April 28, 2005, InfraBlue Ltd.’s outstanding debt to InfraBlue Inc. under the secured loan facility was £83,450 ($159,065, based on a foreign exchange rate on April 28, 2005 of $1.9061:£1.0000) . InfraBlue Ltd. and InfraBlue Inc. entered into a debt settlement agreement on April 28, 2005 whereby the outstanding debt was settled by the issuance to InfraBlue Inc. of 1,075,000 Ordinary A shares in the capital of InfraBlue Ltd. at a deemed value of £0.0776 per share. InfraBlue Inc. subsequently exchanged these shares for shares of our common stock upon completion of the share exchange agreement on August 31, 2005.

InfraBlue Inc. received 10,004,820 shares of our common stock on August 31, 2005 upon the completion of our acquisition of InfraBlue Ltd. pursuant to the Share Exchange Agreement. These shares were issued by us in exchange for InfraBlue Inc.’s shares in InfraBlue Ltd..

InfraBlue Inc. had acquired the InfraBlue Technology effective September 12, 2003 for £150,000 ($248,400, based on the foreign exchange rate on September 12, 2003 of $1.6560:£1.0000) in cash consideration. InfraBlue Inc. subsequently granted licenses to four entities on October 6, 2003, with each entity acquiring rights to exploit the InfraBlue Technology and commercialize the IRMA device in a different territory. On October 13, 2003, InfraBlue Inc. sold its rights in the InfraBlue Technology and the IRMA device to the Keydata Partnership, subject to the four licenses. InfraBlue Inc. entered into an agreement with the Keydata Partnership dated November 1, 2005 to purchase from Keydata Partnership a wholly-owned subsidiary that then held the intellectual rights in the InfraBlue Technology and the IRMA device. The wholly-owned subsidiary was a newly incorporated company that was incorporated for the purpose of completing the sale of the intellectual rights in the InfraBlue Technology and the IRMA device by Keydata Partnership to InfraBlue Inc..

We purchased the InfraBlue Technology from InfraBlue Inc. on November 30, 2005 pursuant to an intellectual property acquisition agreement between us and InfraBlue Inc. dated November 1, 2005. This acquisition followed the purchase by InfraBlue Inc. of the intellectual property from the Keydata Partnership. We issued 10,000,000 shares of our common stock to InfraBlue Inc. in consideration of these intellectual property assets. InfraBlue Inc. in turn paid as consideration 10,000,000 shares of our common stock to the Keydata Partnership in connection with the acquisition of the subsidiary of the Keydata Partnership that held the InfraBlue Technology. The determination of the number of shares issued for the intellectual property assets and subsequently transferred to the Keydata Partnership was determined by arms-length negotiation with the Keydata Partnership as the lowest number of shares of our common stock that the Keydata Partnership was prepared to accept as consideration for the transfer of the intellectual property assets. The Keydata Partnership was not one of our shareholders at the time of the negotiation of this transaction. Mr. Paul Carter was the representative of the Keydata Partnership in the negotiation of this transaction. Mr. Carter is not a director, officer or shareholder of either InfraBlue Inc. or InfraBlue.

Outlander Management

Outlander Management entered into a services agreement with InfraBlue Ltd. on August 4, 2004 whereby Outlander Management provided administrative, legal administration and financial services, and marketing and sales support and advice to InfraBlue Ltd.. The administrative services included the use of shared office space. InfraBlue Ltd. paid to Outlander Management an amount equal to £2,000 per month ($3,649.60 per month based on a foreign exchange rate on August 4, 2004 of $1.8248:£1.0000) in consideration for these services. The services agreement was terminated on April 30, 2005, at which time we entered into a new administration contract with Azuracle Ltd., as described below.

Outlander Management became one of our shareholders as a result of exchanging its original equity interest in InfraBlue Ltd. for shares of our common stock under the share exchange agreement dated May 23, 2005. Outlander Management currently holds less than 5 percent of our issued and outstanding shares of common stock.

Azuracle Ltd.

We entered into an administration contract with Azuracle Ltd. on May 1, 2005, under which Azuracle provides us with office space in shared office premises and administration services, including telephone, reception and Internet access services. Presently, Azuracle is charging us a monthly administration fee of £500 per month ($981.95 per month based on a foreign exchange rate on November 30, 2006 of $1.9639:£1.0000) . Azuracle’s actual operational costs will be reviewed periodically and the monthly charges may be adjusted on a prospective basis.

As at June 30, 2007, we owed $35,203 to Azuracle for rent. Azuracle was a related party to our company because it had a director in common, namely Ulrik DeBo, with Outlander Management, a promoter of our company.

Oxon Life Science Limited

In connection with the acquisition of the Assets of Oxon, we will issue to Oxon shares of our common stock representing approximately 11% of our issued and outstanding shares.

Other Transactions

The following are related party transactions as of June 30, 2007:

(a)

The amounts due to related parties of $156,001 (September 30, 2006 - $56,135) are non-interest bearing and due on demand. Included in due to related parties are $5,221 (September 30, 2006 - $4,879) owing to a corporate shareholder of the Company, $33,808 (September 30, 2006 - $15,917) owing to two separate companies with a director in common with a corporate shareholder of the Company and $116,972 (September 30, 2006 - $35,339) owing to a company with an officer in common with a corporate shareholder of the Company;

(b)

by employment agreement dated April 1, 2004 and amended July 20, 2004, the Company agreed to pay Mitchell Johnson, the Managing Director, $51,618 (GBP28,000) per annum plus 236,143 common shares every three months to a maximum of 1,416,868 shares. As at September 30, 2005, the maximum common shares have been issued. During the period ended June 30, 2007, $5,112 (June 30, 2006 - $28,867) was paid to the Managing Director in cash; and

(c)	During the period ended June 30, 2007, the Company paid or accrued the following fees:

	(i)	$8,783 (June 30, 2006 - $7,992) for rent to a company with directors in common with a corporate shareholder of the Company; and

	(ii)	$88,884 (June 30, 2006 - $Nil) for consulting services to a company with an officer in common with a corporate shareholder of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended September 30, 2006 all such filing requirements applicable to our officers and directors and greater than 10% shareholders were complied with except as noted below:

Name and Principal Position	Number of Late Reports	Transactions Not Timely Reported	Known Failures to File a Form
Mitchell Johnson, President, CEO, CFO and Director	Nil	Nil	Nil
InfraBlue Inc. (Greater than 10% Shareholder)	One	Nil	Nil
Keydata Technology Partnership 3 LLP (Greater than 10% Shareholder)	One	Nil	Nil

EXECUTIVE COMPENSATION

The following table summarizes the compensation of our President and Chief Executive Officer for the periods indicated:

Summary Compensation Table

						Non-	Non-
						Equity	qualified
						Incentive	Deferred
						Plan	Compen-	All Other
Name and				Stock	Option	Compen-	sation	Compen-
Principal		Salary	Bonus	Awards	Awards	sation	Earnings	sation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Mitchell	2006	28,018	Nil	Nil	Nil	Nil	Nil	Nil	28,018
Johnson	2005	65,793	Nil	Nil	Nil	Nil	Nil	3,103(1)	68,896

(1)	Comprised of the issuance of ordinary shares of InfraBlue Ltd. which were subsequently exchanged for shares of our common stock upon completion of our acquisition of InfraBlue Ltd..

Employment Agreements

Mitchell Johnson provides his services as chief executive officer to us under a contract dated April 1, 2004. Mr. Johnson is obligated to devote his full business time to our business. Our contract with Mr. Johnson provides for a salary of £28,000 per annum ($54,880 based on a foreign exchange rate on December 27, 2006 of $1.96:£1.00) . The contract was subsequently amended to provide for an annual salary of £32,000 ($62,720 based on a foreign exchange rate on December 27, 2006 of $1.96:£1.00) effective October 1, 2004; this amendment has not yet been memorialized in writing. In addition, pursuant to a letter agreement dated April 1, 2004, as amended on July 20, 2004, InfraBlue Ltd. appointed Mr. Johnson as a director and agreed to issue up to a maximum of 245,000 fully paid ordinary shares to him. By agreement, all 245,000 shares were issued to Mr. Johnson prior to the execution of the Share Exchange Agreement. These shares were exchanged for 1,416,868 shares of our common stock upon completion of our acquisition of InfraBlue Ltd.. No additional shares are issuable to Mr. Johnson pursuant to these agreements.

Effective April 1, 2006, Mr. Johnson elected to forgo his salary, primarily due to our not having sufficient funds to pay Mr. Johnson’s salary. The forgone wages are not to be reimbursed by us nor is any compensation to be received on account of Mr. Johnson’s services for which he has elected to forgo his salary.

Compensation of Directors

We do not pay our directors any fees or other compensation for acting as directors. We have not paid any fees or other compensation to any of our directors for acting as directors to date.

Stock Option Grants

We have never granted any stock options or other equity awards to our directors or officers.

Exercises of Stock Options and Year-End Option Values

None of our directors or officers exercised any stock options (i) during our fiscal year ended September 30, 2006, or (ii) since the end of our fiscal year on September 30, 2006.

Outstanding Stock Options

Our directors and officers do not hold any options to purchase any shares of our common stock.

Dated: October 31, 2007.	By Order of the Board of Directors of:
NEXTGEN BIOSCIENCE INC.

/s/ “Mitchell Johnson”

Mitchell Johnson
President, Chief Executive Officer and a director